ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 28, 2017	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Elfun Diversified Fund (Registration Nos. 033-17093 and 811-05324) (the “Fund”), Post Effective Amendment Number 42 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended (the “Securities Act”).

Ladies and Gentlemen:

On March 1, 2017, the Fund filed the above referenced post-effective amendment to the Fund’s Registration Statement, regarding which Ms. Brutlag provided comments by telephone to Adam Schlichtmann on April 10, 2017. The Fund filed a letter (the “Initial Letter”) with the Securities and Exchange Commission on April 24, 2017 responding to Ms. Brutlag’s comments. This letter provides the Fund’s response to a follow-up comment on the above-referenced amendment to the Registration Statement that Ms. Brutlag provided by telephone to Adam Schlichtmann on April 27, 2017. For convenience of reference, the comment is summarized before the Fund’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comment: Comment 12 of the Initial Letter requested that that Fund clarify what is meant by the phrase “to a lesser extent” where the Fund discloses that it “may also invest to a lesser extent in high yield securities.” The response provided in the Initial Letter refers to disclosure included in the SAI that the Fund invests no more than 20% of its total assets (including any borrowings) in securities rated BB or B by S&P or Ba or B by Moody’s or of similar or lesser quality. The staff believes that this statement is more likely to be read by investors if it is included in the Prospectus. Please include this disclosure in the principal investment strategies section of the Prospectus.

Response: The Fund has revised its Item 9 principal investment strategies disclosure to add the following statement:

The Fund is permitted to invest up to 20% of its total assets (including any borrowings) in high yield securities (also known as below-investment grade bonds or “junk” bonds).

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann